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                                                                      EXHIBIT 11

                COMPUTATION OF PRO FORMA NET INCOME PER SHARE
                                 (UNAUDITED)
                      (in thousands, except share data)

                                                                                                       Three months
                                                                           Year ended                     ended
                                                                        December 31, 1995             March 31, 1996
                                                                        -----------------             --------------
Pro forma historical weighted average shares outstanding(1)(2)(4)          10,521,909                   10,521,909
Series A Convertible Preferred stock, mandatorily convertible to
 Common Stock at consummation of the planned initial
 public offering (2)(3)(4)......................................              981,520                      981,520
Common stock equivalents for options outstanding (2)(3)(4)......               74,650                       74,650
                                                                         ------------                 ------------
  Shares used in computing pro forma net income per share.......           11,578,079                   11,578,079
                                                                         ============                 ============
Pro forma net income............................................         $      2,116                 $        655
                                                                         ============                 ============
Pro forma net income per share..................................         $        .18                 $        .06
                                                                         ============                 ============

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(1)  Weighted average common stock outstanding during the period including all common stock issued at prices below the expected public offering price during the twelve month period preceding the planned offering as if it was outstanding at January 1, 1995.
(2) All common stock, convertible preferred stock, common stock options and awards adjusted for a 200-for-1 common stock split followed by a 1-for-.6325 reverse split.
(3) Issuance of common stock options and convertible preferred stock at prices below the expected public offering price during the twelve month period preceding the planned offering, have been included as common stock equivalents as if they had been issued as common stock as of January 1, 1995.
(4) The common stock repurchase price for all periods used in computing the proceeds received under the treasury stock approach is the estimated initial public offering price.